MCK MINING CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

04035329

SUPPL

June 29, 2004

SEC MAIL PROCESSING
RECEIVED
JUL 08 2004
WASH. D.C. 207 SECTION

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-3938

Please find enclosed a copy of the unaudited Interim Financial Statements for the three months ended April 30th, 2004, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: Shereen Dorey

/sd

Encl.

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

7/8

MANAGEMENT DISCUSSION AND ANALYSIS – 1st Quarter Ending April 30, 2004

This report has been prepared as of June 29, 2004 and should be read in conjunction with the Company's unaudited consolidated financial statements for the 1st Quarter ending April 30, 2004. These have been prepared in accordance with Canadian generally accepted accounting principles. They have not been reviewed by the auditor.

OVERVIEW

MCK Mining Corp (the "Company" or "MCK") is dedicated to the acquisition, development and operation of mineral and natural resource properties.

The Company's main asset is its 50% interest in the Martison Lake phosphate project located 60 km north of Hearst, Ontario earned by accumulating exploration and development expenditures of $1,334,000. Until recently, the Company's sole focus has been on the advancement and development of the Martison lake Project.

In November, 2003 the Company appointed John Purkis as President and CEO and a new direction for the Company was set. A search was initiated to identify and acquire new operating, development and exploration assets. To facilitate this new direction the Company issued 10 million special warrants for net proceeds of $989,254.

During the Quarter ending April 30, 2004, the company announced it had signed a Letter of Intent with Pacific Rim Mining Corp. to purchase the Andacollo Gold Mine in Chile. Total consideration consists of US$5 million in $1 million periodic instalments over 4 years and 4 million shares of MCK. Due diligence is to be completed by June 30, 2004 and closing of the transaction is required by July 15, 2004 unless extended by mutual agreement.

The Andacollo Gold Mine was closed in October 2000 during a period of low gold prices but the company believes, subject to confirmation from the independent studies that it has commissioned, there are approximately 300,000 ounces of recoverable gold remaining that can be produced economically at a US$400/ounce gold price thereby justifying the acquisition purchase terms.

RESULTS OF OPERATIONS

During the quarter ended April 30, 2004, MCK incurred a loss of $185,682 ($0.01per share) compared to a loss of $31,114 ($0.00 per share) in the corresponding 2003 period. Operating activities, taking into account non-cash items and non-cash working capital, used cash of $167,628 during the quarter versus $34,691 in 2003. These significant increases are a result of the reactivation of

company and the ensuing increase in management costs and general expenditures for business development and exploration incurred in the search for properties and development opportunities.

The Company reported no revenues in the quarter ending April 30, 2004 or the quarter ending April 30, 2003. Operating expenses were for general and administrative and general exploration purposes. General and Administrative expenses, which include business development costs, increased by $122,840 versus the previous quarter. The variances were a result of increases in consulting fees of $17,400, travel expenses of $10,148, accounting and corporate costs of $37,577, stock-based compensation of $45,600 and other general and administrative items of $2,381. There were no offsetting reductions. These increases reflect the substantial increase in the company's activities since December 2003. General exploration expenses were $25,728 in this quarter versus $0 in the corresponding quarter ending April 30, 2003. There were incurred as part of reconnaissance surveys of several exploration properties in Chile.

FINANCING

No new financings were carried out in the quarter ending April 30, 2004.

As the Company has no operating revenues it raises money to finance short-term cash flow requirements by means of equity financings and the exercise of options and warrants. The Company completed a private placement on December 12, 2003 of 10,000,000 special warrants at $0.10 per special warrant for net proceeds of $989,254. Each special warrant entitles the holder to subscribe for one common share at no additional cost until December 12, 2004. In the previous year the Company issued 1,250,000 common shares to net $500,000.

INVESTING

MCK has adopted the accounting policy of capitalising all costs incurred in its acquisition, development and exploration activities until it determines they are not economically viable or they are sold or abandoned.

During the period ending April 30, 2004, a total of $249,494 was capitalised versus a credit of $696 in the quarter ending April 30, 2003. The increase was due to $244,745 for due diligence studies on the Andacollo Gold mine purchase and $3,969 for computer equipment purchased during this quarter.

RELATED PARTY TRANSACTIONS

The Company paid professional consulting fees to a director for general consulting services to the Company of $2,600 in the quarter ending April 30, 2004 versus $0 in the corresponding quarter last year. No director's fees were paid this quarter versus $4,000 in the quarter ending April 30, 2003. During the quarter ending April 30, 2004, the company paid management fees to a corporation

controlled by the President, who is also a director of the Company in the amount of $30,000 compared to nil in the previous period. The Company paid management fees to the Senior Vice-President (formerly the President), who is also a director of the Company, in the amount of $18,000 in the quarter ending April 30, 2004 compared to $22,000 in the quarter ending April 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2004, the Company had working capital of $462,914 including cash of $502,136.

During the quarter the Company announced its intention to purchase the Andacollo Gold Mine in Chile from Dayton Mining (Cayman) Inc. a subsidiary of Pacific Rim Mining Corporation. Subsequent to this reporting period, the Company announced on May 27, 2004 that it has entered into an Option to Purchase agreement for the Chepica exploration property also located in Chile. The Company has sufficient funds to carry out its due diligence assessment needs required to advance these transactions but will have to acquire funds to actually close the Andacollo Mine purchase, maintain its commitments under the Chepica option agreement and fund ongoing corporate general and administrative needs.

The Company intends to raise funds in the equity markets to meet its commitments and execute the proposed transactions. The ability to do this is dependent on the prices of commodities and market sentiment at that time.

OFF BALANCE SHEET ARRANGEMENTS

As of the date of this report the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, and without limitation, such considerations as liquidity and capital resources.

CAPITAL STOCK

The authorised share capital of the Company is an unlimited number of common shares with one vote per share and an unlimited number of non-voting special shares. As of the quarter ending April 30, 2004, MCK had 24,506,192 common shares outstanding.

There were 4,300,000 special warrants outstanding, each special warrant being exercisable into one common share. 5,700,000 special warrants were exercised into 5,700,000 common shares during the quarter ending April 30, 2004.

In addition, there were 2,250,000 options outstanding each of which is exercisable into one common share.

OUTLOOK

The Company appointed new management in November 2003 who initiated a search for new operating, development and exploration properties to satisfy the objective to transform MCK into an integrated mining company over the next two to three years. During the quarter ending April 30, 2004 this search achieved a key milestone with the signing on April 1st of the Letter of Intent to purchase the Andacollo Gold Mine. Goals in the coming quarter are to:

- Initiate the building of the management team and support staff that will execute the corporate growth plan.
- Complete the due diligence studies on the acquisition of the Andacollo Gold Mine in Chile.
- Secure the financing necessary to close the Andacollo purchase on July 15, 2004.
- Execute the Option to Purchase agreement to acquire the Chepica copper-gold property in Chile, succeed in acquiring surface access rights and initiate the 1st phase exploration program

The Company's longer term goals are to finance the restart of the Andacollo Gold Mine in the 4th quarter of 2004, continue exploration of the Chepica property and to have positive operating cash flow by the end of 2005.

FORWARD LOOKING STATEMENTS, RISKS AND UNCERTAINTIES

Forward looking statements contained in this document that are not historical facts involve risks and uncertainties that could cause actual outcomes to differ materially from those expressed or implied by those forward looking statements. Readers are therefore cautioned not to place undue reliance on those statements. Factors that could cause such differences include:

- Volatile commodity prices and changes in market demand for products
- Imprecision of resource, reserve tonnes and grade estimates caused by unexpected geological conditions.
- Changes to laws, regulations, policies and taxes by governments
- Difficulty in obtaining permits and approvals to execute exploration, construction or operation activities
- Variation to construction and operating cost estimates and schedule delays caused by weather and other environmental issues, supply/demand and labour stoppages.
- Land title issues
- Availability of project development financing

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED APRIL 30, 2004

MCK MINING CORP.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for MCK Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2004 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Corporation is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Disclosure Required Under National Instrument 51-102 - "Continuous Disclosure Obligations" - Part 4.3(3)(a)

The auditor of MCK Mining Corp. has not performed a review of the unaudited consolidated financial statements for the three months ended April 30, 2004 and April 30, 2003.

MCK Mining Corp.

Consolidated Balance Sheets (Prepared by Management)

	April 30, 2004 (Unaudited)	January 31, 2004 (Audited)
Assets		
Current		
Cash and short term deposits	$ 502,136	$ 919,258
Accounts receivable and sundry	9,006	8,697
	511,142	927,955
Equipment	4,886	1,313
Resource properties (Note 2)	2,330,832	2,330,052
Due diligence costs - Andacollo Gold Mine (Note 3)	244,745	-
	$ 3,091,605	$ 3,259,320
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 19,312	$ 53,872
Due to related party (Note 5)	28,916	28,916
	48,228	82,788
Shareholders' equity		
Share capital (Note 4)	12,138,748	11,574,873
Special warrants	425,379	989,254
Contributed surplus	1,003,536	807,888
	13,567,663	13,372,015
Deficit	(10,524,286)	(10,195,483)
	3,043,377	3,176,532
	$ 3,091,605	$ 3,259,320

MCK Mining Corp.

Consolidated Statements of Loss and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
Expenses		
General and administrative	$ 159,954	$ 37,114
General exploration	25,728	-
	185,682	37,114
Net loss for the period	(185,682)	(37,114)
Deficit, beginning of period	(10,195,483)	(9,922,133)
Retroactive restatement of stock-based compensation (Note 1)	(143,121)	
Deficit, end of period	$ (10,524,286)	$ (9,959,247)

MCK Mining Corp.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended April 30, 2004	2003
Cash flows provided by (used in)		
Operating activities		
Net loss for the period	$ (185,682)	$ (37,114)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in non-cash working capital balances		
Stock-based compensation	52,527	-
Amortization	396	-
Accounts receivable and sundry	(309)	521
Accounts payable and accrued liabilities	(34,560)	1,902
	(167,628)	(34,691)
Investing activities		
Due diligence costs - Andacollo Gold Mine	(244,745)	-
Equipment	(3,969)	-
Resource properties	(780)	696
	(249,494)	696
Change in cash and short term deposits	(417,122)	(33,995)
Cash and short term deposits, beginning of period	919,258	216,723
Cash and short term deposits, end of period	$ 502,136	$ 182,728

MCK Mining Corp.

Notes to Financial Statements (Prepared by Management)
Three Months Ended April 30, 2004
(Unaudited)

1. Accounting Policies

The management of MCK Mining Corp. (the "Company"or "MCK") have prepared these consolidated financial statements for the three months ended April 30, 2004, in accordance with Canadian generally accepted accounting principles. These consolidated financial statements should be read in conjunction with the January 31, 2004 audited consolidated financial statements.

The disclosure in these interim consolidated financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual consolidated financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements. Operating results for the three months ended April 30, 2004, are not indicative of the results that may be expected for the full year ending January 31, 2005.

These interim consolidated financial statements follow the same methods and policies used in the audited consolidated financial statements for the year ended January 31, 2004, except for the following:

Change in Accounting Policy - Stock-Based Compensation

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") handbook Section 3870 with respect to stock based compensation awards to employees of the Company. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards be measured and recorded in the financial statements at fair value for fiscal years beginning on or after January 1, 2004.

The Company, as permitted by Section 3870, has chosen to apply this Section retroactively in fiscal year 2004/2005 with a restatement of deficit as at January 31, 2004 . The cumulative effect at February 1, 2004 of this accounting change is an increase in deficit of $143,121 and an increase in contributed surplus of $143,121.

Consolidation

The Company incorporated and consolidated its wholly owned subsidiary, Minera MCK (Chile) Limitada. All material intercompany transactions between the Company and its subsidiary have been eliminated.

2. Resource properties

As of April 30, 2004, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:

	Opening Balance January 31, 2004	Additions (Reductions)	Ending Balance April 30, 2004
Martison Lake project (*)	$ 2,330,052	$ 780	$ 2,330,832

(*) The property descriptions can be found in the January 31, 2004 audited consolidated financial statements.

3. Due diligence costs - Andacollo Gold Mine

MCK has entered into a Letter of Intent with a subsidiary of Pacific Rim Mining Corp. ("PacRim") to purchase the Andacollo Gold Mine located 56 km south east of La Serena, Chile. PacRim's 100% owned Chilean subsidiary Compañia Minera Dayton ("CMD") is the owner of the Andacollo Mine.

The Andacollo Mine is an 18,000 tonnes per day heap leach operation which began operation in late 1995 and closed in December 2000 during a period of low gold prices. At year-end 1999 CMD reported mineable reserves based on a US$325/ounce gold price, of 17.8 million tonnes at a grade of 0.88 grams/tonne gold (502,000 ounces) and at a 1.8:1 waste to ore strip ratio. This historical estimate was prepared prior to the adoption of National Instrument 43-101 ("NI 43-101"). Management of MCK considers that the historical reserve estimate is relevant, but is still subject to verification by MCK. CMD reported that, in the nine months after the effective date of the estimate and prior to shut down, a total of 4.6 million tonnes at 0.83 grams per tonne gold (120,000 ounces) were mined. The mine has been under a closure plan and a creditors agreement since 2001. However the leach pads, tertiary crushing plant, stacking equipment, gold recovery plant and other facilities are intact and can be restarted with minimal capital investment. The mine profitably produced 13,300 ounces of gold in 2003 as part of the residual leach program.

MCK intends to restart operations in late 2004 after re-establishment of operating permits based on a 5 year mine plan developed by CMD's in house personnel. This plan will be independently vetted and an independent technical report prepared to bring all aspects of the plan into compliance with NI 43-101. Closing of this transaction is expected to take place by July 15, 2004.

3. Due diligence costs - Andacollo Gold Mine (Continued)

Closing of the transaction is subject to satisfactory completion of MCK's due diligence review, receipt of all regulatory approvals, and execution of a definitive purchase agreement by June 30, 2004. The purchase price payment terms are:

US$1,000,000 plus 3,000,000 MCK shares on closing.
US$1,000,000 plus 1,000,000 MCK shares on December 31, 2004
US$1,000,000 on December 31, 2005
US$1,000,000 on December 31, 2006
US$1,000,000 on December 31, 2007

Under the Letter of Intent, CMD is required to negotiate the termination of the Judicial Preventative Agreement (creditors agreement) before Closing.

4. Share Capital

(a) Authorized
Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

(b) Issued

Common shares	Number of Shares		Amount
Balance, beginning of period	18,806,192	$	11,574,873
Exercise of special warrants	5,700,000		563,875
Balance, end of period	24,506,192	$	12,138,748

(c) Directors', Officers' and Employees' Stock Options

The continuity of the granted and exercisable options for the period ended April 30, 2004 are as follows:

	Options		Weighted Avg Ex. Price
Balance, beginning of period	2,050,000	$	0.15
Issued during the period (Note 10)	200,000		0.30
Balance, end of period	2,250,000	$	0.17

As at April 30, 2004, the following stock options were outstanding:

Number Outstanding		Exercise Price	Expiry Date
2,050,000	$	0.15	November 4, 2008
200,000		0.30	December 3, 2008
2,250,000			

5. Due to related party

The amount due to a former director is non-interest bearing and has no specific terms of repayment.

6. Basic and diluted loss per share

The basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is the same as basic loss per share. The conversion of stock options and warrants was not included in the diluted loss per share calculation since the conversion would be anti-dilutive.

The following table sets out the calculation for loss per share:

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003
Numerator:		
Loss for the period	$ (185,682)	$ (37,114)
Denominator:		
Average number of common shares outstanding	24,506,192	18,806,192
Basic and diluted loss per share	$ 0.01	$ 0.00

7. Income Taxes

Estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the January 31, 2004 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

8. Related Party Transaction

The Company paid management fees to the president and a director of the Company in the amount of $38,000.

The Company also paid professional consulting fees to a director of $2,600 for general exploration consulting.

9. Other Information

On May 27, 2004, MCK entered into an Option to Purchase Agreement to acquire the exploration and mining concessions, surface leases and surface property owned by Sociedad Legal Minera Chepica Primera de Pencahue ("Chepica") and Sociedad Legal Minera Arno de Los Muermos ("Los Muermos"). This early stage gold-copper exploration property is located approximately 250 km south of Santiago in Chile's seventh Region.

Under the terms of the Agreement, MCK has the right to acquire 100% of the assets of Chepica and Los Muermos by making cash payments totalling US $1,700,000. Over the first six months MCK is obligated to complete US $150,000 in work expenditures and to make cash payments of US $10,000 upon signing and a further US $40,000 as soon as access is obtained onto third party surface rights, expected in June, 2004. The Agreement consists of four six-month option periods following which MCK has the right to purchase the assets for the sum of US $1,500,000 spread equally over four annual instalments.

9. Other Information (Continued)

The proposed acquisition of the Chepica and Los Muermos properties is being made pursuant to a technical services arrangement between MCK and Andean Engineering, a company controlled by Chris Hodgson. MCK deals at arm's length with Andean Engineering and Mr. Hodgson. Pursuant to the arrangement, a finder's fee is payable to Andean Engineering in connection with the acquisition, as follows: (a) 100,000 common shares of MCK are issuable upon registration of the option to purchase agreement; (b) upon the property owner receiving third party surface rights access, Andean may elect to receive either US$25,000, 100,000 common shares of MCK or an option to purchase 150,000 common shares of MCK at the then prevailing market price; (c) on the first anniversary of registration of the option to purchase agreement, Andean may elect to receive either US$25,000 or 100,000 common shares of MCK, and (d) upon MCK exercising the option to purchase, Andean Engineering shall be granted a 1% net smelter returns royalty on production from the properties, and may elect to receive either US$25,000 or 100,000 common shares of MCK. The technical services arrangement provides for similar compensation to be paid by MCK to Andean Engineering in respect of any other property acquisitions within a defined area of interest.

The acquisition of the option to purchase the Chepica and Los Muermos properties, and the finder's fee arrangement with Andean Engineering, are subject to all necessary regulatory approvals, including acceptance by the TSX Venture Exchange.

10. Issue of stock options

The Company issued 200,000 common shares at an exercise price of $0.30 per share, exercisable for a five year term.

The Company applies the fair value method of accounting for stock-based compensation awards and accordingly, $45,600 was recorded as stock option compensation expense and contributed surplus for the period.

For purposes of the 200,000 options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 3.5% and an expected life of 5 years.